Page 1 of 16

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington D.C. 20549

                             ----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No 5) *

          ________Central European Media Enterprises Ltd.______________

                                (Name of issuer)

                __________Class `A' Common Shares_______________

                         (Title of Class of Securities)

                            ------ ------------------
                                 (CUSIP Number)

                   Mr J Deighton, Mercury Asset Management plc

          33 King William Street, London EC4R 9AS Tel No 0171 203 5741
    -------------------------------------------------------------------------
            Name , Address and Telephone Number of Person Authorised
                     to Receive Notices and Communications)

                                 6 August, 1996

             (Date of Event which Requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement [ ]
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (however, see the Notes.)

2776

Schedule 13D

CUSIP No. __________________________

- ------- ------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        SS OR IRS IDENTIFICATION NO OF ABOVE PERSON
        MERCURY ASSET MANAGEMENT plc

- ------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (A) [ ]

                                                             (B) [ ]

- ------- ------------------------------------------------------------------------
3       SEC USE ONLY

- ------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        00

- ------- ------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS

        IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)               [ ]

- ------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANISATION

        ENGLAND

- ------- ------------------------------------------------------------------------

- ------- ------------------------------------------------------------------------
- ------------------------ ------- -----------------------------------------------
                         7       SOLE VOTING POWER

NUMBER OF                        NONE
                         ------- -----------------------------------------------
 SHARES                  8       SHARED VOTING POWER

BENEFICIALLY

   OWNED BY                      NONE

                         ------- -----------------------------------------------
        EACH             9       SOLE DISPOSITIVE POWER

  REPORTING

      PERSON                     1,351,650

                         ------- -----------------------------------------------
        WITH             10      SHARED DISPOSITIVE POWER

- ------------------------ ------- -----------------------------------------------

- ------------------------ ------- -----------------------------------------------
- -------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- -------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                [ ]

- -------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         13.35%
- -------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IA

- -------- -----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer

The class of equity securities to which this statement relates is the shares of Common Stock (the "Common Shares") of Central European Media Enterprises Ltd. (the "Company") whose principal executive offices are located at Clarendon House, Church Street, Hamilton, Bermuda. Its telephone number is (809) 296 1413.

Item 2.        Identity and Background

               This statement is being filed by Mercury Asset Management plc. ("Mercury"), a corporation primarily engaged in the business of managing portfolio investments for its investment clients, organised under the laws of England, whose principal executive offices are located, and principal business activities conducted, at 33 King William Street, London EC4R 9AS, England.

               Pursuant to Rule 13d-4 (17 CFR 240. 13d-4) under the Securities Exchange Act of 1934 (the "Act") Mercury hereby declares that the filing of this statement shall not be construed as an admission that Mercury is or has been for purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement. As noted above, Mercury manages portfolio investments of its investment clients, and the securities covered by this statement are held solely for the account of such clients.

               Under the terms of its agreements with such clients, Mercury has discretion to buy and sell securities on their behalf subject to such guidelines as may be agreed and subject to any contrary instructions which may be received. Mercury has neither voting power nor the right to receive dividends from, or proceeds from the sale of, any portfolio investments. 66,150 shares are held for the benefit of collective investment schemes managed by Mercury Asset Management Channel Islands Limited, an associate of Mercury. A division of Mercury is the investment adviser under contract to Mercury Asset Management Channel Islands Limited.

               Mercury is a wholly-owned subsidiary of Mercury Asset Management Group plc, a holding company listed on London Stock Exchange.

               The name, business address, principal occupation or employment and citizenship of each of the executive officers and directors of Mercury and Mercury Asset Management Group plc, and the name, country of incorporation, principal business, and the address of the registered office (being the address of its principal business and principal office) of Mercury and Mercury Asset Management Group plc are set forth in Annex A hereto, which is incorporated herein by reference.

               Neither Mercury nor, to the best of its knowledge, any of the persons listed in Annex A has during the past five years (a) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanours), or
(b) been a party to a civil proceeding of a judicial or administrative body as a result of which Mercury or any such person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration

               The source of all funds used to acquire the securities covered by this statement was the investment funds of Mercury's investment clients. No part of the purchase price was represented by funds or other consideration borrowed or otherwise obtained by Mercury than as described above.

Item 4.        Purpose of Transaction

               The Common Shares were acquired for the purpose of investment.
               (a) Mercury will monitor its investment and review the Company's business affairs and financial position. Based on such review, as well as general economic and industry conditions existing at the time, Mercury may consider from time to time various alternative courses of action and may discuss with management of the Company ways in which the value of its investment may be increased. Such actions may include the acquisition of additional Common Stock through open market purchases, privately negotiated transactions, or otherwise. Alternatively, such actions may involve the sale of all or a portion of Common Stock in the open market, in privately negotiated transactions, through a public offering or otherwise.

               Neither Mercury nor any person named in Annex A has any plans which relate to or would result in any of the following:

               (b) an extraordinary corporate transaction, such as an amalgamation, merger, reorganisation or liquidation, involving the Company or any of its subsidiaries;

               (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

               (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

               (e) any material change in the present capitalisation or dividend policy of the Company;

               (f) any other material change in the Company's business or corporate structure;

               (g) any change in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

               (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorised to be quoted in an inter-dealer quotation system of a registered national securities association;

               (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to
               Section 12(g) (4) of the Act; or

               (j) any action similar to any of those set forth above.

Item 5.        Interest in Securities of the Issuer

               (a) See Item 2 above. Subject thereto, Mercury has dispositive power with respect to 1,351,650 Common Shares or approximately 13.35% of the Common Shares outstanding.

               (b) See Item 2 above.

               (c) See Item 2 Above. Subject thereto, transactions in the Common Shares effected by Mercury on behalf of its investment clients are set forth in Annex B. All transactions were effected on the National Association of Securities Dealers Automated Quotation System (NASDAQ) National Market System.

               (d) See Item 2 above. The investment clients of Mercury have the right to receive dividends from, and proceeds from the sale of Common Shares.

               (e) Not applicable.

Item 6.        Contracts, Arrangements, Understandings or

               Relationships with Respect to Securities of the Issuer

               Except as set forth in Item 2 above, neither Mercury nor, to the best of its knowledge, any of the persons listed in Annex A hereto has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.        Material to be Filed as Exhibits
               None.

                         SIGNATURE

               After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:9 August, 1996

                                              for Mercury Asset Management plc.

                                              By  /s/ Charles Farquharson
                                                  -----------------------
                                                    Authorised Signatory

                                                     Charles Farquharson


    ANNEX A

                          MERCURY ASSET MANAGEMENT plc.

Executive Officers                                                                   Principal
and Directors                                     Business Address                  Occupation        Citizenship
- -------------                                     ----------------                  ----------        -----------

Joint Chairman

David William James PRICE                   33 King William Street,                 Investment           British
(Joint Chairman)                            London, EC4R 9AS.                        Director

Stephen Anthony ZIMMERMAN                   33 King William Street,                 Investment           British
(Joint Chairman)                            London, EC4R 9AS.                        Director

Deputy Chairman

Carol GALLEY (Miss)                         33 King William Street,                 Investment           British
(Deputy Chairman)                           London, EC4R 9AS.                        Director

Christopher Nigel                           33 King William Street,                 Investment           British
HURST-BROWN                                 London, EC4R 9AS                         Director
(Deputy Chairman)

Frederick David Stewart                     33 King William Street,                 Investment           British
ROSIER                                      London, EC4R 9A                          Director
(Deputy Chairman)

Vice Chairman

Dr. Ross John BUNCE                         33 King William Street,                 Investment           British
(Vice Chairman)                             London, EC4R 9AS                         Director

Andrew Searle DALTON                        33 King William Street,                 Investment           British
(Vice Chairman)                             London, EC4R 9AS.                        Director

Charles Vivian JACKSON                      33 King William Street,                 Investment           British
(Vice Chairman)                             London, EC4R 9AS                         Director

Directors

Ian ARMITAGE                                33 King William Street,                 Investment           British
(Director)                                  London, EC4R 9AS                         Director

Norman McLeod BACHOP                        33 King William Street,                 Investment           British
(Director)                                  London, EC4R 9AS                         Director

Ian Christopher Simon BARBY                 33 King William Street,                 Investment           British
(Director)                                  London,  EC4R  9AS                      Director

Stuart John BAXTER                          33 King William Street,                 Investment           British
(Director)                                  London, EC4R 9AS                         DIrector

Thomas Jan BERGER                           33 King William Street,                 Investment           American
(Director)                                  London, EC4R 9AS                         Director

David Thomas Alan BOYLE                     33 King William Street,                 Investment           British
(Director)                                  London, EC4R 9AS                         Director

Carol Consuelo BROOKE                       33 King William Street,                 Investment           British
(Director)                                  London, EC4R 9AS                         Director

John Loughlin CALLAHAN                      33 King William Street,                 Investment           American
(Director)                                  London, EC4R 9AS                         Director

David John CAUSER                           33 King William Street,                 Investment           British
(Director)                                  London, EC4R 9AS                         Director

Thomas William George                       33 King William Street,                 Investment           British
CHARLTON                                    London, EC4R 9AS                         Director
(Director)

Nicholas James CHARRINGTON                  33 King William Street,                 Investment           British
(Director)                                  London, EC4R 9AS                         Director

Colin Martin CLARK                          33 King William Street,                 Investment           British
(Director)                                  London, EC4R 9AS                         Director

Nicholas James COATS                        33 King William Street,                 Investment           British
(Director)                                  London, EC4R 9AS                         Director

Stephen Benedict COHEN                      33 King William Street,                 Investment           British
(Director)                                  London, EC4R 9AS                         Director

John Nicholas COTTON                        33 King William Street,                 Investment           British
(Director)                                  London, EC4R 9AS                         Director

Graham Richard DIXON                        33 King William Street,                 Investment           British
(Director)                                  London, EC4R 9AS                         Director

Charles Bowen FARQUHARSON                   33 King William Street,                 Company              British
(Company Secretary                          London, EC4R 9AS                         Secretary
& Director)                                                                         & Director

Christopher Nigel Holland                   33 King William Street,                 Investment           British
 FOSTER (Director)                          London, EC4R 9AS                         Director

Peter John GIBBS                            33 King William Street,                 Investment           British
(Director)                                  London, EC4R 9AS                         Director

Peter John Woodville                        33 King William Street,                 Investment           British
HARRISON (Director)                         London, EC4R 9AS                         Director

Paul HARWOOD                                33 King William Street,                 Investment           British
(Director)                                  London, EC4R 9AS                         Director

Timothy John HASTON                         33 King William Street,                 Investment           British
(Director)                                  London, EC4R 9AS                         Director

Andrew Malcolm                              33 King William Street                  Investment           British
HUNTER-JOHNSTON                             London, EC4R 9AS                         Director
(Director)

Michael Francis Mostyn                      33 King William Street,                 Investment           British
Owen JODRELL                                London, EC4R 9AS                         Director
(Director)

Andreas Christian Jutting                   33 King William Street                  Investment           Danish
LEHMAN                                      London, EC4R 9AS                         Director
(Director)

Dr. Gordon Alan LINDSAY                     33 King William Street,                 Investment           British
(Director)                                  London, EC4R 9AS                         Director

Gary LOWE                                   33 King William Street,                 Investment           British
(Director)                                  London, EC4R 9AS                         Director

Roderick James MACLEOD                      33 King William Street,                 Investment           British
(Director)                                  London, EC4R 9AS                         Director

Paul Roderick Clucas MARSHALL               33 King William Street,                 Investment           British
(Director)                                  London, EC4R 9AS                         Director

Shaun Albert MAYS                           25 Floor,101 Collins                    Investment           British/
(Director)                                  Street,Melbourne,Vic                    Director             Australian
                                            3000 AUSTRALIA

Keith Richard MULLINS                       33 King William Street,                 Investment           British
(Director)                                  London, EC4R 9AS                         Director

Masaru NISHIZAWA                            Hibiya Kokusai Building,                Investment           Japanese
(Director)                                  2-2-3 Uchisaiwaicho,                    Director
                                            Chiyoda-Ku, Tokyo 100

Maurice Joseph O'SHANNASSY                  33 King William Street,                 Investment           Australian
(Director)                                  London, EC4R 9AS                         Director

Thomas Andrew OATES                         33 King William Street,                 Investment           British
(Director)                                  London, EC4R 9AS                         Director

Peter Vincent OLSBERG                       33 King William Street,                 Investment           British
(Director)                                  London, EC4R 9AS                         Director

Ching Han ONG                               33 King William Street,                 Investment           British
(Director)                                  London, EC4R 9AS                         Director

Roderick Louis PARIS                        33 King William Street,                 Investment           British
(Director)                                  London, EC4R 9AS                         Director

John PARSLOE                                33 King William Street,                 Investment           British
(Director)                                  London, EC4R 9AS                         Director

Andrew Phillip PICKARD                      33 King William Street,                 Investment           British
(Director)                                  London, EC4R 9AS                         Director

Ronald William PULLEN                       33 King William Street,                 Investment           British
(Director)                                  London, EC4R 9AS                         Director

John William RICHARDS                       33 King William Street,                 Investment           British
(Director)                                  London, EC4R 9AS                         Director

Nicholas King RITCHIE                       33 King William Street,                 Investment           British
(Director)                                  London, EC4R 9AS                         Director

Alexander Frederick                         33 King William Street,                 Investment           British
James ROE (Director)                        London, EC4R 9AS                         Director

Richard George ROYDS                        33 King William Street,                 Investment           British
(Director)                                  London, EC4R 9AS                         Director

Lynn Christine RUDDICK                      33 King William Street,                 Investment           British
(Director)                                  London, EC4R 9AS                         Director

Clifford John SHAW                          Warburg Asset Management                Investment           British
(Director)                                  Japan Ltd.,                             Director

                                            Hibiya Kokusai Building,
                                            7th Floor,
                                            2-2-3- Uchisaiwaicho,
                                            Chiyoda-ku, Tokyo 100

Ian Michael SLACK                           33 King William Street,                 Investment           British
(Director)                                  London, EC4R 9AS                         Director

Peter William STANYER                       33 King William Street                  Investment           British
(Director)                                  London, EC4R 9AS                         Director

Rodney STEEL                                33 King William Street                  Investment           British
(Director)                                  London, EC4R 9A                          Director

Hugh Alexander STEVENSON                    33 King William Street,                 Chairman of          British
(Director)                                  London, EC4R 9AS                        Mercury Asset
                                                                                    Management
                                                                                    Group plc

Barry William WOOLF                         33 King William Street,                 Investment           British
(Director)                                  London, EC4R 9AS                         Director




                                     MERCURY ASSET MANAGEMENT GROUP plc

Executive Officers                                                                   Principal
and Directors                                   Business Address                     Occupation            Citizenship
- -------------                                   ----------------                     ----------            -----------

Joint Chairman

Hugh Alexander STEVENSON                    33 King William Street,                 Investment           British
(Chairman)                                  London, EC4R 9AS.                        Director

Deputy Chairman

David William James PRICE                   33 King William Street,                 Investment           British
(Deputy Chairman)                           London, EC4R 9AS.                        Director

Stephen Anthony ZIMMERMAN                   33 King William Street,                 Investment           British
(Deputy Chairman)                           London, EC4R 9AS.                        Director

Vice Chairman

Carol GALLEY (Miss)                         33 King William Street,                 Investment           British
(Vice Chairman)                             London, EC4R 9AS.                        Director

Company Secretary

Charles Bowen FARQUHARSON                   33 King William Street,                 Company              British
(Secretary)                                 London, EC4R 9AS.                        Secretary

Paul Graham BOSONNET                        33 King William Street,                 Investment           British
(Director)                                  London, EC4R 9AS.                        Director

David John CAUSER                           33 King William Street,                 Investment           British
(Director)                                  London, EC4R 9AS                         Director

Andrew Searle DALTON                        33 King William Street,                 Investment           British
(Director)                                  London, EC4R 9AS.                        Director

Peter Stormonth DARLING                     33 King William Street,                 Investment           British
(Director)                                  London, EC4R 9AS                         Director

Hugh Jon FOULDS                             33 King William Street,                 Investment           British
(Director)                                  London, EC4R 9AS                         Director

Christopher Nigel                           33 King William Street,                 Investment           British
HURST-BROWN (Director)                      London, EC4R 9AS                         Director

Charles Vivian JACKSON                      33 King William Street,                 Investment           British
(Director)                                  London, EC4R 9AS                         Director

Frederick David Stewart                     33 King William Street,                 Investment           British
ROSIER (Director)                           London, EC4R 9AS                         Director

John Charles Grayson                        33 King William Street,                 Investment           British
STANCLIFFE                                  London, EC4R 9AS                         Director
(Director)




ANNEX A

                                     Mercury Asset Management Group plc

                                               Directors Lists

                              CORPORATE INFORMATION

                                                                Field of                    Country of
Name                              Registered Office             Activity                    Incorporation

Mercury Asset Management Group    33 King William Street,       Holding Company             England
plc                               London, EC4R 9AS
Mercury Asset Management plc      33 King William Street,       Investment                  England
                                  London, EC4R 9AS              Management and Advice

ANNEX  B

                     CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.

                             CLASS `A' COMMON SHARES
                             -----------------------

DATE              PURCHASE    SALE      PRICE PER SHARE   DAILY TOTALS
- ----              --------    ----      ---------------   ------------
06.08.96                                   B/Fwd            1,258,650
06.18.96           2,500                  25.75             1,261,150
06.19.96          20,000                  25.75             1,281,150
06.20.96           5,500                  25.50             1,286,650
06.21.96           5,000                  25.375            1,291,650
07.01.96          10,000                  25.00             1,301,650
07.03.96          15,000                  24.6667           1,316,650
07.15.96           5,000                  21.75             1,321,650
07.17.96           2,500                  21.75             1,324,150
08.01.96          12,500                  22.314            1,336,650
08.05.96           5,000                  21.875            1,341,650
08.06.96           5,000                  22.25
                   5,000                  22.00             1,351,650